中遠投資（新加坡）有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
~~143 CECIL STREET #11-01 GB BUILDING SINGAPORE 0108~~
~~TEL: 3236623 TELEX: RS 23999 COSIN FAX: 225139~~[redacted]

From Secretary's Office: 47 Hill Street #05-
Chinese Chamber of Commerce & Industry Bı
Singapore 179365
Tel No.: 3363355 Fax No.: [illegible]

02015553

Our Ref: C200/SEC/SL/ac **Exemption No. 33-91910**

02 MAR -1 AM 8:12

6 February 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Date	**Description of Announcement**
20 December 2001	Resolutions passed at the Extraordinary General Meeting.
26 December 2001	In-principle approval for the listing and quotation of up to 65,900,[illegible] new ordinary shares of S$0.20 each to be issued at an issue price of S$0.20 each pursuant to the proposed acquisition of 25.0 per cent interest in the registered capital of Nantong Ocean Ship Engineering Co. Ltd from Cosco Industrial Investments Limited.
28 January 2002	Disposal of interests in subsidiaries.
1 February 2002	Completion of Acquisition of an aggregate of approximately 50% interest in the registered capital of Nantong Ocean Ship Engineering Co., Ltd.

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 4/5

Encls

c.c. Mr Ji Hai Sheng (Fax No. 2251392 - letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Resolutions passed at the Extraordinary General Meeting

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce pursuant to Clause 903(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that all the ordinary resolutions as set out in the Notice of meeting in the Circular to Shareholders dated 4 December 2001 and put to the meeting were passed by the shareholders of the Company at the Extraordinary General Meeting held on 20 December 2001.

Submitted by Mr Ji Hai Sheng, President on 20/12/2001 (DD/MM/YYYY) to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

IN-PRINCIPLE APPROVAL FOR THE LISTING AND QUOTATION OF UP TO 65,900,059 NEW ORDINARY SHARES OF S$0.20 EACH TO BE ISSUED AT AN ISSUE PRICE OF S$0.20 EACH PURSUANT TO THE PROPOSED ACQUISITION OF 25.0 PER CENT INTEREST IN THE REGISTERED CAPITAL OF NANTONG OCEAN SHIP ENGINEERING CO., LTD FROM COSCO INDUSTRIAL INVESTMENTS LIMITED, ON THE OFFICIAL LIST OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

The Board of Directors of Cosco Investment (Singapore) Limited (the "Company") is pleased to announce that in-principle approval has been granted by the Singapore Exchange Securities Trading Limited (" **SGX-ST**") for the listing and quotation of up to 65,900,059 new ordinary shares of S$0.20 each **New Shares**") in the capital of the Company at an issue price of S$0.20 each pursuant to the abovecaptioned proposed acquisition (the '**Proposed Acquisition**") on the Official List of the Main Board of the SGX-ST. The effective date of the listing and quotation of the New Shares on the Main Board of the SGX-ST will be announced at a later date.

The in-principle approval granted by SGX-ST for the listing and quotation of the New Shares is not an indication of the merits of the Proposed Acquisition and the issue of the New Shares.

Submitted by Mr Ji Hai Sheng, President on 26/12/2001 to the SGX

Disposal of interests in subsidiaries

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce that it has entered into two Share Sale Agreements with Cosco Holdings (Singapore) Pte Ltd ("Cosco Holdings") pursuant to which the Company shall sell to Cosco Holdings:-

(1) its entire shareholding comprising 2,400,000 ordinary shares of SGD1.00 each in Cosco Trading (Singapore) Pte Ltd ("Cosco Trading"), being 80% of the total issued share capital, for an aggregate consideration of SGD2,250,000.00; and

(2) its entire shareholding comprising 51,000 ordinary shares of SGD1.00 each in Costo (Singapore) Private Limited ("Costo"), being 51% of the total issued share capital, for an aggregate consideration of SGD1.00.

The sale and purchase of the shares has been completed on 28 January 2002. The purchase consideration was arrived at on a willing seller-willing buyer basis and approved by the Audit Committee of the Company. The purchase consideration for Cosco Trading was based on the net tangible asset value of the company less 15% discount. Cosco Trading engages in high-risk businesses which provide high turnover but low profit. The purchase consideration for Costo is SGD1.00 as the net tangible asset value of the company is negative. Following the transfer of shares, Cosco Trading and Costo shall cease to be subsidiaries of the Company.

The principal activities of Cosco Trading are general trading and commission agency, and the principal activities of Costo are trading of bitumen and other shipping related activities. The disposal of Cosco Trading and Costo is in line with the Company's restructuring plans which entail the disposal of non-core assets to boost the Company's bottomline.

The above transactions are not expected to have any material effect on the earnings or net tangible asset value per share of the Company for the current financial year ending 31 December 2002.

Cosco Holdings is an "Interested Person" for the purpose of Chapter 9A of the SGX-ST Listing Manual. However, the value of each transaction does not exceed 3% of the latest audited net tangible assets of the Company. No shareholders' approval is thus required under Chapter 9A.

Submitted by Mr Ji Hai Sheng, President on 28/01/2002 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

COMPLETION OF ACQUISITION OF AN AGGREGATE OF APPROXIMATELY 50% INTEREST IN THE REGISTERED CAPITAL OF NANTONG OCEAN SHIP ENGINEERING CO., LTD ("NOSEC"), A COMPANY REGISTERED IN THE PEOPLE'S REPUBLIC OF CHINA.

The Board of Directors of the Company is pleased to announce that Cosco Investment (Singapore) Limited (the "**Company**") has on 1 February 2002 completed the acquisition (the "**Acquisition**") of:-

(a) approximately 25% interest in the registered capital of NOSEC from Masahiro Trading Limited ("**Masahiro**") for a purchase consideration of US$7,206,130; and

(b) approximately 25% interest in the registered capital of NOSEC from Cosco Industrial Investments Limited ("**CIIL**") for a purchase consideration of US$7,206,130.

The purchase consideration for the acquisition from Masahiro is to be satisfied in cash in three instalments pursuant to the Masahiro Agreement. The first instalment of US$2,000,000 has been paid on completion. The second instalment of US$2,000,000 is payable on 30 June 2002 and the third instalment of US$3,206,130 is payable on 31 December 2002.

The purchase consideration for the acquisition from CIIL has been satisfied by the allotment and issue by the Company to CIIL of 65,900,059 new ordinary shares of S$0.20 each in the share capital of the Company, at an issue price of S$0.20 each.

The Board of Directors wishes to further announce that the Singapore Exchange Securities Trading Limited ('**SGX-ST**") has confirmed the listing and quotation of 65,900,059 new ordinary shares of S$0.20 each in the capital of the Company pursuant to the Acquisition and those shares will be listed and quoted on the SGX-ST with effect from 9.00 a.m., Monday, 4 February 2002.

Submitted by Mr Ji Hai Sheng, President on 01/02/2002 to the SGX